Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 4 - 2006	Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

March 6, 2006
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2005 FINANCIAL RESULTS

Aurizon announces the financial results of the Company for the year ended December 31, 2005.

HIGHLIGHTS

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Raised net proceeds of $51 million in equity financings.

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Completed two feasibility studies on the Casa Berardi Project.

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Construction of a new headframe, shaft house and hoist room.

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Shaft sinking down 290 metres from surface.

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Ramp development to access the 113 Zone to the 680 metre level and the Lower Inter Zone down to the 570 metre level.

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Mill rehabilitation commenced.

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Commitment by BNP Paribas to underwrite a $75 million debt facility for Casa Berardi, which was subsequently closed in February 2006.

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Sale of Sleeping Giant Mine to joint venture partner for $5 million.

SALE OF SLEEPING GIANT MINE

On May 11, 2005 Aurizon completed the sale of its 50% interest in Sleeping Giant for $5 million, thereby realizing a gain on sale from disposition of this asset of $3.95 million.  The Company received its share of gold production up to April 30, 2005, the effective date of the sale.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation.  Consequently, all of the 2005 Sleeping Giant operating results, as well as prior year’s results, are presented as a single line on the Statements of Operations and Cash Flow.  In addition, the Balance Sheet has segregated the comparative 2004 Sleeping Giant assets and liabilities from Aurizon’s other assets and liabilities.  With the sale of Sleeping Giant, Aurizon does not have any operating mining assets, pending the commencement of commercial production of Casa Berardi anticipated in the fourth quarter of 2006.  Consequently, the Statement of Operations and Cash Flow reflects the ongoing administrative expenditures of the Company, net of royalty and interest income.

FINANCIAL RESULTS

Continuing Operations

Aurizon incurred a net loss from continuing operations for the year of $2.04 million or ($0.02) cents per share, compared with a net loss of $1.5 million, or ($0.01) cents per share in 2004.  Excluding the recognition of a $2.06 million flow through tax benefit gain in the first quarter of 2005, Aurizon incurred a net loss of $4.1 million for the year.

Aurizon Mines Ltd.

March 6, 2006
Aurizon Reports 2005 Financial Results

A general increase in corporate activities, together with higher levels of corporate compensation, including: stock based compensation; costs associated with Sarbanes-Oxley activities; marketing and investor relations; and corporate governance requirements, have resulted in administrative and general costs increasing to $4.2 million compared to $2.6 million in 2004.

Corporate and administrative cash costs, offset by royalty and interest income, and changes in non-cash working capital resulted in a cash outflow of $1.2 million from continuing operating activities in 2005 compared with a cash outflow of $1.5 million in 2004.

Continued surface and underground development activities at Casa Berardi have resulted in aggregate investing activities totaling $44.0 million compared to $27.6 million in 2004.

In 2005, Aurizon received $1.4 million (2004 - $2.4 million) in refundable tax credits and $1.4 million (2004 - $450,000) in provincial refundable mining duties, relating to certain eligible exploration expenditures.

During 2005, two equity financings together with the exercise of stock options, resulted in net proceeds of $50.8 million.

Discontinued Operations

The gain on sale of the Sleeping Giant mine, less operating losses up to the date of sale, resulted in net earnings from discontinued operations of $3.8 million in 2005, compared to a net loss of $4.2 million in 2004.

Combined Operations

On a combined basis, Aurizon earned $1.7 million or one cent per share compared to a loss of $5.7 million or six cents per share in 2004.

Aurizon’s aggregate operating, investing and financing activities during 2005 resulted in a net $12.9 million increase in its cash balances.  As at December 31, 2005, cash and cash equivalents stood at $25 million, compared to $12.1 million in 2004.

CASA BERARDI

The following work was completed in 2005 at Casa Berardi:

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Met-Chem Canada Inc. completed an independent feasibility study on Casa Berardi in January 2005 based upon mineral reserves above the 700 metre level.

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Roscoe Postle Associates Inc. completed a feasibility study on Casa Berardi in October 2005 incorporating mineral reserves down to the 900 metre level.

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Construction of a new headframe, hoist room, ore and waste bins.

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Shaft sinking down 290 metres from surface.

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113 Zone ramp extended 1,200 metres down to the 680 metre level.

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Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting.

Aurizon Mines Ltd.

March 6, 2006
Aurizon Reports 2005 Financial Results

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685 metres of drifting.

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367 metres of ventilation raising.

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Mill rehabilitation initiated with the refurbishing of the crushing circuits, conveyors and assay laboratory.

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33,500 metres of definition drilling from 137 holes.

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19,000 metres of surface exploration drilling from 32 holes.

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Detailed engineering for the shaft and surface infrastructure.

OUTLOOK

The first ten months of 2006 will continue with the pre-production activities commenced in 2005 at Casa Berardi.  Start-up of operations is anticipated in November 2006, resulting in an estimated average annual production rate of 175,000 ounces of gold based upon the current mine plan and mineral reserves.

Casa Berardi continues to progress on budget, on schedule and to design specification.  As of February, 2006, the production shaft at the West Mine was at a depth of 500 metres and the ramp had reached the 690 metre level.  On surface, the headframe, hoist room and associated infrastructures have been completed, while major components of the mill refurbishing and modifications are in progress.  More than 300 people are currently active on site.

Underground development in 2006 will total 8,500 metres, including 500 metres of shaft sinking, 2,500 metres of ramping; 3,700 metres of drifting; and 1,800 metres of raising.

In 2006, 240,000 tonnes of stope ore will be drilled and blasted from 26 stopes, of which 144,000 tonnes are anticipated to be drilled off and ready to blast during the preproduction period.  During the preproduction period 61,000 tonnes of development ore will be stockpiled on surface.

In October 2006, approximately 15,000 tonnes of ore will be fed to the mill to fill the circuits and to commission the mill during the startup period.  During November and December, the mill is anticipated to run at 1,600 tonnes/day, for a total mill throughput of 115,300 tonnes at 8.0 grams/tonne.  Using mill recoveries of 92.7%, approximately 24,500 ounces of gold are forecast for this two month period.

The project is currently forecast to produce 1,092,000 ounces from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.  Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.

In February 2006, the Company closed a $75 million project loan facility with a syndicate of banks, led by BNP Paribas, to be used for the construction of Casa Berardi.  The loan facility has a 4.5 year term and an interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon achieving commercial production and meeting certain operating performance benchmarks.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.

Included in the budget for Casa Berardi is approximately 66,000 metres of exploration and definition drilling.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface drilling will continue in the East mine area and west of the West mine.  Drilling activities are on-going with three underground drill rigs and four surface drill rigs currently in operation.

Aurizon Mines Ltd.

March 6, 2006
Aurizon Reports 2005 Financial Results

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of Aurizon Mines Ltd. has been scheduled for May 16, 2006 at 2:00 o'clock Pacific Daylight Time, 3rd Floor Boardroom of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C.  V6C 3B9.

For further information, please contact Ian S. Walton, Chief Financial Officer or
Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600;
Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932.
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations and assumptions as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, availability of financing, capital expenditures, work programs, exploration programs and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this News Release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, currency fluctuations, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" “indicated mineral resources” and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This news release uses the term "indicated” resources. We advise U.S. Investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This news release uses the term "inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.